CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Euro Floating Rate Senior Registered Notes Due 2018	$563,500,000.00	$56,744.45

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.1270 per Euro 1.00 as of March 18, 2016.

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 865 to Registration Statement No. 333-200365 Dated March 18, 2016 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Floating Rate Senior Registered Notes Due 2018
 We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series G, Euro Floating Rate Senior Registered Notes Due 2018 (the “notes”) prior to the maturity thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.
Investing in the notes involves risks.  See “Risk Factors” beginning on page 7 of the accompanying prospectus.

Principal Amount:	€500,000,000	Interest Payment Period:	Quarterly
Maturity Date:	March 23, 2018	Interest Payment Dates:	Each March 23, June 23, September 23 and
Settlement Date			December 23, commencing June 23, 2016
(Original Issue Date):	March 23, 2016 (T+3)	Interest Reset Period:	Quarterly
Interest Accrual Date:	March 23, 2016	Interest Reset Dates:	Each Interest Payment Date
Issue Price:	100.00%	Interest Determination Dates:	The second TARGET Settlement Day
Specified Currency:	Euro (“€”)		immediately preceding each interest reset
Redemption Percentage			date
at Maturity:	100%	Business Days:	London, TARGET Settlement Day and New
Base Rate:	EURIBOR		York
Spread (Plus or Minus):	Plus 0.55%	Tax Redemption and
Index Maturity:	Three months	Payment of Additional
Initial Interest Rate:	The Base Rate plus 0.55%; to be	Amounts:	Yes
	determined by the Calculation	Minimum Denominations:	€100,000 and integral multiples of €1,000
	Agent on the second TARGET		in excess thereof
	Settlement Day immediately	(continued on next page)
preceding the Original Issue Date

We describe how interest on the notes is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable. References in the accompanying prospectus supplement to the prospectus dated November 19, 2014 shall refer to the accompanying prospectus dated February 16, 2016.
The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
MORGAN STANLEY
MUFG

Reporting Service:	Page EURIBOR01	Eurosystem Eligibility:	Intended to be Eurosystem
Calculation Agent:	The Bank of New York Mellon,		eligible, which means that the
	London Branch (as successor		notes are intended upon issue to
	Calculation Agent to JPMorgan		be deposited with an
	Chase Bank, N.A. (formerly		international central securities
	known as JPMorgan Chase		depository (“ICSD”) as common
	Bank))		safekeeper, and registered in the
Common Code:	138635899		name of a nominee of an ICSD
ISIN:	XS1386358995		acting as common safekeeper,
Form of Notes:	Global note registered in the		and does not necessarily mean
	name of a nominee of a common		that the notes will be recognized
	safekeeper for Euroclear and		as eligible collateral for
	Clearstream, Luxembourg;		Eurosystem monetary policy and
	issued under the New		intra‑day credit operations by
	Safekeeping Structure		the Eurosystem either upon issue
or at any or all times during
their life. Such recognition will
depend upon the European
Central Bank being satisfied that
Eurosystem eligibility criteria
have been met.
		Other Provisions:	None

United States Federal Taxation
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder.  Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Foreign Currency Notes” in the accompanying prospectus supplement.
For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.
Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.
Supplemental Information Concerning Plan of Distribution; Conflicts of Interest
On March 18, 2016, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.85%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.15% of the principal amount of the notes.
Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	€450,000,000
Mitsubishi UFJ Securities International plc	50,000,000
Total	€500,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary.  Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities International plc (one of the managers), holds an approximately 22% interest in Morgan Stanley.
MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Mitsubishi UFJ Securities (USA), Inc.  Mitsubishi UFJ Securities (USA), Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  Mitsubishi UFJ Securities (USA), Inc. or any of the other affiliates of Mitsubishi UFJ Securities International plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

In addition to the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to Canada:

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the managers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper’s effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.